P.E.
8-1-02

1-15242

02050005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

RECD S.E.C.
AUG - 1 2002
1086

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

1 of 54

Press Release

Deutsche Bank

Frankfurt am Main, August 1, 2002

Deutsche Bank reports pre-tax profit of € 2.2 billion for 2nd quarter (+35 % year on year)

- Revenues stable at € 8.1 billion in difficult markets
- Cost control programme delivers tangible results, cost/income ratio down
- Provisions for credit losses rise to € 511 million from € 384 million in first quarter, reflecting deteriorating credit environment
- Underlying pre-tax profit up 19 % to € 913 million (Q2 2001: € 766 million) after stripping out gains on the sale of industrial shareholdings and other material special items

Deutsche Bank today released its second quarter results for the financial year 2002. Income before income tax expense and effects of accounting and tax rate changes for the second quarter 2002 was € 2,223 million, an increase of € 582 million or 35 % over the same quarter in 2001. After charging income tax of € 150 million, the Group reported a profit after tax, but before effects of accounting and tax rate changes, of € 2,073 million.

Commenting on the figures Josef Ackermann, Chairman of the Group Executive Committee, said: "In spite of difficult market conditions, Deutsche Bank has held up well in the second quarter 2002, demonstrating again the strength of its franchise. The stable underlying revenue base reflects our success in gaining market share from our competitors in both our Group Divisions, Corporate and Investment Bank and Private Clients and Asset Management. This success can be attributed in particular to our excellent long-standing client relationships, which we consider our most precious asset, and the commitment of our staff."

Issued by the Press Department of Deutsche Bank AG
60262 Frankfurt/Main, Germany
Taunusanlage 12, 60325 Frankfurt/Main, Germany,
Telephone (+49) 69 - 9 10 – 4 38 00 · Fax (+49) 69 - 9 10 - 334 22

Internet: http://www.deutsche-bank.com
http://www.deutsche-bank.com/press
email: db.presse@db.com

Excluding gains on the sale of industrial shareholdings and other material special items the bank reported an underlying pre-tax profit of € 913 million in the quarter under review. The reconciliation to the reported pre-tax profit for the same period is shown in the table below.

in € m.	Three months ended Jun 30, 2002	Mar 31, 2002	June 30, 2001
Reported income before income taxes	**2,223**	**1,270**	**1,641**
Net gains on industrial holdings	(2,045)	(1,059)	(1,355)
Net write-downs on alternative assets / equity pick-ups	497	n/a	511
Net gains from subsidiaries disposed / held for sale	(213)	n/a	(180)
Gain from the sale of a building	n/a	n/a	(233)
Restructuring activities / severance payments	447	413	141
Goodwill amortization	n/a	n/a	214
Minority interest	4	24	28
Underlying pre-tax profit	**913**	**648**	**766**

The gain on the sale of the industrial shareholdings is not subject to any income taxes. The recording of the gain is complicated by a U.S. GAAP accounting treatment that has no economic effect on the bank's earnings performance. Deutsche Bank is required to reverse tax benefits recorded in previous years relating to the effect on industrial share holdings from a change in German tax laws. In the year 2000, this accounting treatment increased net income to € 13.5 billion. The reversal effect for the second quarter 2002 was € 1.9 billion. Reported net income therefore is € 204 million.

Faced with adverse market conditions, the group increased second quarter 2002 revenues by 8 % to € 8.1 billion quarter on quarter. Net interest revenues were € 2.3 billion in the second quarter 2002, compared to € 1.7 billion in the first quarter 2002 and € 2.8 billion in the second quarter 2001. Deutsche Bank had a particularly strong quarter in both commissions and fee revenues and in trading performance. Commissions and fee revenues,

3

benefiting from the first time consolidation of Scudder and RREEF, were € 3.0 billion for the second quarter 2002, compared to € 2.6 billion in the first quarter of 2002 and € 2.8 billion in the second quarter of 2001. Trading performance – defined as trading revenues adjusted by adding trading related net interest and by deducting interest cash flows on non-trading derivatives not qualifying for hedge accounting – was € 1.8 billion compared to € 1.5 billion in the first quarter of 2002 and € 1.9 billion in the second quarter of 2001. These results demonstrate the strength of Deutsche Bank's franchise.

The cost control programme, designed to reduce the Group's operating cost base by € 2 billion by 2003, is showing tangible results. Total non-interest expenses were € 5.3 billion, down from € 6.6 billion in the second quarter 2001. Compensation and benefits were € 2.9 billion for the second quarter 2002, an increase of € 78 million (reflecting the net increase from Scudder/insurance and RREEF) compared to the first quarter of 2002 and a decrease of € 291 million compared to the second quarter of 2001.

As a result of the deteriorating credit environment, special events, and corporate scandals, total provision for credit losses were € 511 million for the second quarter of 2002 compared to € 384 million for the first quarter of 2002 and € 254 million for the second quarter of 2001. The increase was primarily due to the effect of specific loan loss provisions raised to address the downturn in the Telecom industry and increases in specific loan loss provisions for certain exposures within our German and Latin American portfolios.

Deutsche Bank has made significant advances in capital and balance sheet management. Further reduction of risk weighted positions, together with an increase in regulatory capital resulting from higher retained earnings, led to an improvement in the bank's tier 1 ratio from 8.1 % at the end of 2001 to 9.3 % at the end of the second quarter 2002.
Deutsche Bank has conducted the necessary tests for the impairment of goodwill under the accounting standard SFAS 142. There was no impairment charge resulting from the adoption of this standard.

Deutsche Bank continues to concentrate on its four key strategic initiatives:

- Focus on current earnings
- Further improvement of capital and balance sheet management
- Focus on core businesses
- Optimization of the Private Clients and Asset Management franchise

Ackermann said: " These four key initiatives are decisive for our success and I am particularly pleased that we have already made significant progress. Our objective is to generate sustainable profits out of our existing businesses, with a rigorous focus on current earnings, and a strong commitment to sustainable cost discipline."

The following appendix contains excerpts from the Interim Report.

The complete Interim Report as at June 30 is available on the internet page: http://www.deutsche-bank.com/q2.

The Interim Report will be discussed in a press conference on August 1, 2002 at 10.00 a.m. (CET) and in an analyst conference at 2.30 p.m. (CET). These conferences will be transmitted via the internet: www.deutsche-bank.com.

This Press Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Press Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2002 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Results 2002 Interim Report as at June 30

Deutsche Bank

6

Deutsche Bank The Group at a glance

	Six months ended Jun 30, 2002	Jun 30, 2001
Share price high	€ 82.65	€ 105.70
Share price low	€ 63.25	€ 73.95
Basic earnings per share	€ 1.28	€ 1.96
Modified basic earnings per share[1]	€ 5.33	€ 4.16
Return on average total shareholders' equity[2]	3.9%	7.3%
Adjusted return on average active equity[1,3]	21.1%	17.3%
Cost/income ratio[4]	72.3%	80.1%
Adjusted cost/income ratio[5]	68.4%	80.1%
	€ m.	**€ m.**
Total revenues	15,684	16,464
Provision for loan losses	858	333
Total noninterest expenses	11,333	13,578
Income before income tax expense and effects of accounting and tax rate changes	3,493	2,553
Income after income tax expense and before effects of accounting and tax rate changes	3,337	2,208
Net income	801	1,216
	Jun 30, 2002 € m.	**Dec 31, 2001 € m.**
Total assets	899,052	918,222
Loans, net	247,687	259,838
Shareholders' equity	37,902	40,193
BIS capital ratio	12.8%	12.1%
BIS core capital ratio	9.3%	8.1%
	Number	**Number**
Branches	2,000	2,099
Employees (full time equivalents)	84,455	86,524
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA
Fitch IBCA, London	AA–	AA

[1] Net income used to calculate modified basic earnings per share is adjusted for the effect of German tax law changes, for the effect of accounting changes, and in addition in 2001 adjusted for amortization of goodwill and other intangible assets.

[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[3] We calculate an adjusted measure of our return on equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the aggregate unrealized gains and losses in our large portfolio in shareholdings in publicly-listed industrial companies and the related tax effect. We include realized gains and losses and the related tax effect in "active equity" from the time the shareholdings are sold and the related gains are employed by our businesses.

[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in addition in 2001 adjusted for amortization of goodwill and other intangible assets.

[5] Total noninterest expenses (excluding amortization of goodwill and other intangible assets and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

Ladies and Gentlemen,

It is a pleasure for me to address you, our shareholders, for the first time at the beginning of my tenure as Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee.

The current environment is challenging for all of us. The global economy shows clear and encouraging signs of recovery, in particular in the United States of America. However, the capital markets have been very weak recently, just reaching a new all-year low as I write this letter. Investors' confidence has been undermined by repeated corporate governance scandals, which has damaged trust in the underlying profitability of the corporate sector. At Deutsche Bank corporate responsibility and deeply entrenched business ethics have always been an integral part of our value system. However, given the recent events, we have closely re-assessed our strict set of compliance rules as a precautionary measure.

Against this gloomy scenario, Deutsche Bank has held up well in the second quarter 2002, demonstrating again the strength of its franchise. The stable underlying revenue base reflects our success in gaining market share from the competition, in both our Group Divisions, Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM). This was recognized by various industry awards. Only recently, Euromoney conferred upon us several of their Awards for Excellence 2002, e.g. "Best Bank in Western Europe". Beyond the constant creation of innovative products our success is driven by two factors: our excellent long-standing client relationships, which we consider our most precious asset, and the commitment of our staff, to whom I owe thanks for their unparalleled dedication.

In this difficult environment, private and business clients prefer to rely on strong banks as their partners: strong in terms of products, capital and profitability. However, in order to guarantee our continued competitiveness, we are forced in the interest of all stakeholders to introduce comprehensive measures of efficiency improvement. One unavoidable consequence of this is a significant reduction in our workforce. We have communicated an increase in our target for headcount reduction from the previously announced 9,200 to approximately 13,000 by the end of 2003; an additional 1,500 are envisaged from the Scudder integration. We are committed to implementing these measures in a fair and responsible manner, involving thorough consultation with staff council representatives.

In our last Interim Report, we outlined our management agenda. Recent developments in financial markets, and the global economy, prove that this is the right agenda to cope with the challenges we are confronted with. We have already achieved considerable progress which is reflected in our financials. Full details can be found in this Interim Report, which we have enlarged substantially, as part of our continuous efforts to extend disclosure and improve financial transparency. I hope that you will find this additional information useful.

Four key strategic initiatives are decisive for our success. We have already made significant progress in this regard. Let me summarize the main achievements:

– Focus on current earnings:
In difficult markets the Group increased its second quarter revenues to € 8.1 billion, an increase of 8 % over the first quarter. In addition we successfully reduced our operating cost base to € 4.9 billion, a reduction of 10 % on the second quarter of last year. Our objective is to generate sustainable profits out of our existing businesses, with a rigorous focus on current earnings, and a strong commitment to sustainable cost discipline. Income after income tax expense and before effects of accounting and tax rate changes in the second quarter 2002 was € 2.1 billion, compared to € 1.3 billion in the first quarter of 2002, an increase of € 809 million. Net income in the second quarter 2002 was € 204 million, compared to € 597 million in the first quarter of 2002, a decrease of € 393 million. The principal reason for this decrease was the Reversal of the Credit recorded under U.S. GAAP for the change in German tax rates of € 1.9 billion in the second quarter due to the sale of industrial holdings. This reversal is not a cash item and does not reflect any tax liability. For details of this accounting treatment may I refer you to pages 26 and 27 of this Interim Report.

– Further improvement of capital and balance sheet management:
In the second quarter, we continued to reduce our risk weighted positions by 6 % to their present level of € 288 billion. In addition, the sale of the remaining stake in Munich Re marked another step in the divestment programme for our industrial holdings. Accordingly, our tier 1 capital ratio improved to 9.3 %. After receiving the necessary authorization at the Annual General Meeting in May we also launched a share buy-back programme to up to 10 % of our outstanding shares. The majority of those shares will be retired, as part of our commitment to reduce excess capital. Going forward we will report regularly on the status of this programme.

– Focus on core businesses:
In the second quarter we completed the sale of most of our insurance activities in Germany, Spain, Italy and Portugal to the Zurich Group. Good progress was also made in exploring strategic alternatives for our Securities Services and our Passive Asset Management businesses. Regarding the potential outsourcing of our data centres we are in advanced discussions with interested counterparties. In France we have sold DB S.A., parts of the Banque Worms' branch network, and are in negotiations on a complete sale of the remaining Banque Worms activities. We will continue to divest businesses which are neither central to our strategic objectives, nor deliver sufficient returns.

– Optimization of the PCAM franchise:
PCAM is of strategic importance for us. We are convinced that the performance of this Group Division will improve considerably over the next few years and PCAM will become an important source of high quality earnings to balance and complement the strength of

our CIB platform. The acquisition of Scudder and RREEF were completed in the reporting quarter, propelling us into the global bulge bracket of active asset managers. The integration of these acquisitions into our existing Deutsche Asset Management franchise will serve as a catalyst to considerably improve the profitability of this Division. Two other important projects are well underway: the realignment of our business with Private and Business Clients, and the repositioning of our Private Wealth Management franchise. We will report about details in due course.

Going forward, we take a cautious view of the world's financial markets and major economies. Our operating environment may remain challenging for some time to come. Several factors influence our outlook:

- a rebound in the world economy at large might start later and be more moderate than widely expected,
- in the world's capital markets, investor confidence may take some time to improve, and
- we believe that the number of corporate insolvencies has not yet reached its peak.

On a positive note I am proud to report some very encouraging developments in our bank. I have been deeply, and frequently, impressed by the commitment and spirit of professionalism in Deutsche Bank. This emerging "one bank culture" of a strong global team gives me great confidence that we can navigate through these difficult times successfully, and continue to strengthen and consolidate our position as a leading global financial institution.

In concluding, I would like to thank all our clients and shareholders for their unreserved support, and for their confidence in the management agenda by which we seek to serve their interests. My overriding goal, and that of my colleagues on the Board of Managing Directors and on the Group Executive Committee, is to meet your future expectations by delivering outstanding performance. Thanks to the determined and disciplined execution of a focused strategy we are confident that we will emerge from this difficult phase stronger than ever.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors
Chairman of the Group Executive Committee

Frankfurt am Main, July 2002

Discussion of Results

Income before income tax expense and effects of accounting and tax rate changes

Income before income tax expense and effects of accounting and tax rate changes in the second quarter 2002 was € 2.2 billion, compared to € 1.3 billion in the first quarter of 2002 and € 1.6 billion in the second quarter of 2001, increases of € 953 million and € 582 million, respectively.

Income after income tax expense and before effects of accounting and tax rate changes

Income after income tax expense and before effects of accounting and tax rate changes in the second quarter 2002 was € 2.1 billion, compared to € 1.3 billion in the first quarter of 2002 and € 1.6 billion in the second quarter of 2001, increases of € 809 million and € 489 million, respectively.

Net income

Net income in the second quarter 2002 was € 204 million, compared to € 597 million in the first quarter of 2002 and € 834 million in the second quarter of 2001, decreases of € 393 million and € 630 million, respectively.

Net interest revenues

Net interest revenues totaled € 2.3 billion in the second quarter 2002, compared to € 1.7 billion in the first quarter 2002 and € 2.8 billion in the second quarter 2001.

Under U.S. GAAP, trading related interest (i.e. interest revenues and expenses on trading assets and liabilities) is reported in Net interest revenues. The net interest cash flows from derivative transactions that do not qualify for hedge accounting treatment are included in Trading revenues, net.

Had these transactions all qualified as hedges, and excluding trading related interest and funding costs, Net interest revenues would have been € 1.5 billion in the second quarter of 2002, compared to € 1.6 billion in the first quarter of 2002 and € 2.0 billion in the second quarter of 2001.

The decline compared to the second quarter of 2001 was primarily due to a decrease in dividends received from securities in the available for sale portfolio. The effects of the sale of our European asset finance and leasing business in the second quarter 2001 and the disposal of most of our insurance business early in the second quarter 2002 also contributed to this decline.

Commissions and fee revenues

Commissions and fee revenues were € 3.0 billion for the second quarter 2002, compared to € 2.6 billion in the first quarter of 2002 and € 2.8 billion in the second quarter of 2001. The increase over the prior quarter and same quarter of last year was to a large extent the result of higher commissions for assets under management following the acquisition of the Scudder asset management business.

Commissions for assets under management were € 882 million in the second quarter 2002, an increase of € 198 million compared to the first quarter of 2002. In addition, all other components of Commissions and fee revenues were higher.

Compared to the second quarter of 2001 Commissions for assets under management went up by € 141 million. Underwriting and advisory fees increased by 21% to € 512 million. These increases were partly offset by a € 102 million decline in brokerage fees to € 676 million as a result of lower transaction volumes.

Insurance premiums

As a result of the sale of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services, reported insurance premiums were reduced by approximately 90 % compared to both the first quarter 2002 and the second quarter 2001. Following the sale, we will continue to be the exclusive distributors of insurance products from our former subsidiaries to our private and retail clients in the respective countries.

Trading revenues, net

Trading revenues, net for the second quarter 2002 were € 1.0 billion compared to € 1.4 billion in the first quarter of 2002 and € 1.1 billion in the second quarter of 2001. "Trading Performance" represents the reported trading revenues adjusted by adding trading related net interest and by deducting interest cash flows on non-trading derivatives not qualifying for hedge accounting.

Adjusted for these items "trading performance" for the second quarter 2002 was € 1.8 billion compared to € 1.5 billion in the first quarter of 2002 and € 1.9 billion in the second quarter of 2001. This result demonstrates strength of our capital markets franchise even in difficult market environments. The first quarter of 2002 reflects the negative effect of a single block trade.

Net gains on securities available for sale

Net gains on securities available for sale totaled € 1.9 billion for the second quarter 2002 compared to € 1.0 billion in the first quarter of 2002 and € 1.1 billion in the second quarter of 2001.

All quarters include significant realized gains resulting from the further reduction of our industrial holdings. The second quarter 2002 included a substantially higher gain on the sale of our remaining holdings in Munich Re and, to a lesser extent, from our holdings in Allianz. These realized gains were somewhat offset by write-downs on available for sale securities due to other than temporary impairments.

Net loss from equity investments

Net loss from equity investments was € 334 million in the second quarter of 2002, compared to a net loss of € 68 million in the first quarter of 2002 and a net loss of € 66 million in the second quarter of 2001.

The higher loss in the second quarter of 2002 compared to both the first quarter of 2002 and the second quarter of 2001 was largely attributable to a valuation adjustment on one investment.

Other revenues

Other revenues amounted to € 184 million in the second quarter 2002, unchanged compared to the first quarter of 2002 and € 33 million greater than in the second quarter of 2001.

The current quarter included net gains of € 515 million on the disposal of most of our insurance subsidiaries, partially offset by write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments.

Total provision for credit losses

Total provision for credit losses was € 511 million for the second quarter of 2002 compared to € 384 million for the first quarter of 2002 and € 254 million for the second quarter of 2001. The provision for credit losses is comprised of net new specific loan loss provisions as well as net provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses.

In the second quarter of 2002 the total provision for credit losses included € 588 million increases for on-balance sheet risk, which is reported in the Provision for loan losses line, and € 77 million releases for off-balance sheet positions, which is recorded in other noninterest expenses. This release in part resulted as guarantees were drawn, and provisions established for on-balance sheet risk.

The increase of € 257 million in the provision in the second quarter 2002 compared to the second quarter 2001 is primarily due to the effect of specific loan loss provisions raised to address the downturn in the Telecom industry and increases in specific loan loss provisions for certain exposures within our German and Latin American portfolios. The total provision for credit losses for the second quarter of 2002 also included a net release in country risk provisions, mainly due to a reduction in Russian assets.

Compensation and benefits

Compensation and benefits were € 2.9 billion for the second quarter 2002, an increase of € 78 million compared to the first quarter of 2002 and a decrease of € 291 million compared to the second quarter of 2001.

The second quarter 2002 was impacted by various offsetting factors, including headcount reductions from the sale of most of our insurance business and from restructuring activities carried out to date as well as increased headcount from the integration of the Scudder asset management business. We expect further headcount reductions in 2002 as a result of the already announced restructuring initiatives. Severance payments contributed to a large extent to the increase compared to the first quarter of 2002, partially offset by lower bonus expenses.

The decrease compared to the second quarter of 2001 was mainly attributable to reductions in bonus expenses. Non-bonus compensation also declined reflecting the reduction in headcount as a result of the restructuring activities carried out to date.

Policyholder benefits and claims

Following the sale of most of our insurance business to Zurich Financial Services Policyholder benefits and claims decreased by approximately 90%, the same percentage as for insurance premiums.

Goodwill amortization

Starting January 1, 2002, goodwill amortization ended as a result of the implementation of U.S. GAAP accounting standard SFAS 142. The second quarter of 2001 included € 214 million of goodwill amortization.

Restructuring activities

In the second quarter 2002 Deutsche Bank Group Board approved an additional restructuring plan of € 265 million, to be implemented by the end of the first half of 2003 related to the Corporate and Investment Banking (CIB) Division. This restructuring is a result of detailed business reviews and reflects our outlook for the markets in which we operate. It relates to banking coverage, execution and relationship management processes; custody, trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. This plan will affect approximately 1,970 staff across all grades. These reductions are in addition to the previously announced Group-wide figure of 9,200 employees.

The bank has also identified further measures, in addition to those described above, which relate to Private Clients and Asset Management (PCAM) and infrastructure areas. These will result in a further reduction of approximately 1,800 staff in Germany and Continental Europe. These measures follow the creation of an integrated Private and Business Clients unit, and the rationalization of our credit risk management processes. They are subject to negotiation and agreement with the relevant Workers Councils. The costs of implementing these measures will be recorded as severance and not as a further restructuring charge. The Bank does not envisage any further restructuring charges in 2002.

Restructuring activities of € 340 million were recorded in the first quarter of 2002. These restructuring activities cover a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. These restructuring programs, which will be completed by the end of the first quarter 2003, impact a total of approximately 2,100 employees. These reductions are part of the earlier announced figure of 9,200 employees.

There were no restructuring charges in the second quarter 2001.

Remainder of noninterest expenses

The remainder of noninterest expenses were € 2.1 billion in the second quarter of 2002, virtually unchanged from the first quarter of 2002 and € 365 million lower than the second quarter of 2001.

The decrease compared to the second quarter of 2001 reflects the impact of reduced usage of agency and other professional services and lower premises costs. In addition, the release of provisions for off-balance sheet risk contributed to this development.

Income tax expense

Income tax expense in the second quarter of 2002 amounted to € 150 million compared to € 6 million in the first quarter of 2002 and € 57 million in the second quarter of 2001, an increase of € 144 million and € 93 million, respectively.

Reversal of the credit recorded under U.S. GAAP for the change in German tax rates

The effects of German Tax Reform Legislation on the accounting for taxes are described in detail on pages 26 and 27 of this Interim Report.

Due to sales of eligible equity securities that had accumulated deferred tax provisions within accumulated other comprehensive income, it was necessary to reverse provisions of € 1.9 billion in the second quarter of 2002, € 704 million in the first quarter of 2002 and € 750 million in the second quarter of 2001 as Reversal of the credit recorded under U.S. GAAP for the change in German tax rates.

These reversals have no economic effect on our earnings, are not cash items and do not reflect actual tax liabilities, as the gain on the sale of our industrial holdings is not subject to any income taxes.

Cumulative effect of accounting changes, net of tax

Cumulative effect of accounting changes, net of tax represented the effects from the implementation of the new accounting standards SFAS 141 and 142 resulting in the recognition of income (net of tax) of € 37 million in the first quarter of 2002 from the required elimination of negative goodwill.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to the Group's results. For the reconciliation of the results of the segments to the consolidated Group, please refer to pages 33-35 of this Interim Report.

In the context of our continuous efforts to improve financial transparency, each segment is presented in an individual table disclosing detailed information on quarterly as well as on year-to-date results. "Net income before nonoperating costs" measures the segments' pre-tax performance, excluding goodwill amortization, severance payments, restructuring activities and minority interest. Provision for off-balance sheet positions are presented combined with provision for loan losses as "Provision for credit losses". Additionally, in order to facilitate comparison after the disposal of the greater part of our insurance business to Zurich Financial Services, we separately disclose the contribution of these activities to the results of Private Clients and Asset Management.

Corporate and Investment Bank

Corporate and Investment Bank

in € m.	Three months ended Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Origination	324	73	212	397	561
Equity	226	(54)	137	171	264
Debt	98	127	75	226	297
Sales & Trading	2,097	2,468	2,374	4,565	5,360
Equity	656	729	959	1,385	2,436
Debt and other products	1,441	1,739	1,415	3,180	2,924
Advisory	130	119	173	250	325
Loan products	660	678	888	1,338	1,639
Transaction services	687	723	810	1,410	1,557
Other	(29)	(75)	103	(105)	47
Net revenues	**3,869**	**3,986**	**4,560**	**7,855**	**9,489**
Provision for loan losses	(504)	(168)	(115)	(672)	(158)
Provision for off-balance sheet positions	85	(126)	(33)	(41)	(106)
Provision for credit losses	**(419)**	**(294)**	**(148)**	**(713)**	**(264)**
Operating cost base[2]	(2,840)	(3,038)	(3,392)	(5,878)	(7,173)
Income before nonoperating costs	**610**	**654**	**1,020**	**1,264**	**2,052**
Average active equity	16,464	15,905	18,416	16,464	18,951
Adjusted return on average active equity in %[3]	15	16	22	15	22
Cost/income ratio in %[4]	73	76	74	75	76

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments,restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

The Corporate and Investment Bank (CIB) continued to face difficult market conditions during the second quarter of the year resulting in a reduced income before nonoperating costs against all of the comparative periods shown. This was principally due to the significant level of provision for credit losses resulting from the current credit cycle and from specific and widely known recent corporate incidents. The operating cost base of the division is continuing to show reductions that result from measures taken to improve operating efficiency and to control discretionary spending. The operating cost base also reflected lower performance-related compensation expense. The cost/income ratio has improved despite a reduction in net revenues.

In addition to the results discussed in the following, CIB recorded a restructuring charge of € 265 million in the second quarter 2002. For details please refer to page 7 of this Interim Report.

17

Corporate Banking & Securities

in € m.	Three months ended Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Origination	324	73	212	397	561
Equity	226	(54)	137	171	264
Debt	98	127	75	226	297
Sales & Trading	2,097	2,468	2,374	4,565	5,360
Equity	656	729	959	1,385	2,436
Debt and other products	1,441	1,739	1,415	3,180	2,924
Advisory	130	119	173	250	325
Loan products	660	678	888	1,338	1,639
Other	(29)	(75)	103	(105)	47
Net revenues	**3,182**	**3,263**	**3,750**	**6,445**	**7,932**
Provision for loan losses	(521)	(173)	(127)	(695)	(160)
Provision for off-balance sheet positions	44	(66)	(60)	(22)	(130)
Provision for credit losses	**(477)**	**(239)**	**(187)**	**(717)**	**(290)**
Operating cost base[2]	(2,270)	(2,457)	(2,744)	(4,725)	(5,966)
Income before nonoperating costs	**435**	**567**	**819**	**1,003**	**1,676**
Average active equity	14,314	13,659	15,845	14,314	16,129
Adjusted return on average active equity in %[3]	12	17	21	14	21
Cost/income ratio in %[4]	71	75	73	73	75

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Corporate Banking & Securities

Corporate Banking & Securities reported an income before nonoperating costs of € 435 million in the second quarter 2002 compared to € 819 million in the same period 2001. Net revenues were broadly consistent with those of the first quarter 2002 but, as a result of the prevailing market conditions, they showed a decline against the 2001 comparative period. Equities and related products businesses continued to suffer from lower volumes and the effects of widening credit spreads in the derivatives market. The equity origination business achieved higher net revenues in the second quarter 2002 compared to the second quarter 2001 and the first quarter 2002, which included the adverse effect of a single block trade. Debt and related product revenues showed resilience in the second quarter 2002 against those of the same quarter 2001, which was also reflected in the half year results. Advisory revenues were strong in a weak market, with CIB continuing to show improved performance in league table reports. Loan products revenues were consistent during 2002 but showed a decline against 2001. This was a result of the lower interest rate environment, a reduced level of activity and the effect of the disposal of our European financial services business in the second quarter of 2001. Provision for credit

18

losses of € 477 million was substantially higher than comparative periods. This was a reflection of the adverse economic environment which affected, in particular, the Telecom industry. Additionally, provision for credit losses has increased as a consequence of transfers from Global Transaction Banking to Corporate Banking & Securities. The operating cost base in 2002 was significantly down compared to all 2001 comparative periods. This was attributable to the reductions described above. As a consequence, the cost/income ratio improved from 73 % in the second quarter 2001 and 75 % in the first quarter 2002 to 71 % in the second quarter 2002.

Global Transaction Banking

Global Transaction Banking

		Three months ended		Six months ended	
in € m.	Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Jun 30, 2002	Jun 30, 2001[1]
Net revenues	**687**	**723**	**810**	**1,410**	**1,557**
Provision for loan losses	17	6	12	23	2
Provision for off-balance sheet positions	41	(60)	27	(19)	24
Provision for credit losses	**58**	**(54)**	**39**	**4**	**26**
Operating cost base[2]	(570)	(582)	(649)	(1,153)	(1,207)
Income before nonoperating costs	**175**	**87**	**200**	**261**	**376**
Average active equity	2,150	2,247	2,570	2,150	2,822
Adjusted return on average active equity in %[3]	32	15	31	24	27
Cost/income ratio in %[4]	83	80	80	82	78

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Global Transaction Banking's income before nonoperating costs of € 175 million in the second quarter 2002 was down by € 25 million compared to the same period 2001 and up by € 88 million over the first quarter 2002. Net revenues showed a decline against all comparative periods attributable to reductions in interest rate margins and lower transaction volumes. Provision for credit losses was a net release of € 58 million reflecting, among other items, provision transfers to Corporate Banking & Securities. The operating cost base has shown reduction against all comparative periods. This results from the cost saving initiatives that have been undertaken within this division.

Private Clients and Asset Management

in € m.	Three months ended Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Portfolio/fund management	774	519	551	1,293	1,114
Advisory	311	341	348	651	735
Loan/deposit products	620	637	617	1,257	1,235
Transaction fees	146	145	153	291	310
Insurance business	75	794	901	869	1,854
Other	605	58	58	664	145
Net revenues	**2,531**	**2,494**	**2,628**	**5,025**	**5,393**
Provision for loan losses	(48)	(54)	(49)	(102)	(81)
Provision for off-balance sheet positions	(1)	0	0	(1)	0
Provision for credit losses	**(49)**	**(54)**	**(49)**	**(103)**	**(81)**
Policyholder benefits and claims	(30)	(640)	(729)	(670)	(1,561)
Operating cost base[2]	(1,691)	(1,584)	(1,895)	(3,275)	(3,542)
Income before nonoperating costs	**761**	**216**	**(45)**	**977**	**209**
Average active equity	4,603	4,646	4,211	4,603	3,991
Adjusted return on average active equity in %[3]	66	19	(4)	42	10
Cost/income ratio in %[4]	68	89	100	79	95
Additional information:					
Results of sold insurance and related activities					
Insurance business	25	755	848	780	1,763
Other	515	0	0	515	0
Net revenues	**540**	**755**	**848**	**1,295**	**1,763**
Policyholder benefits and claims	(21)	(629)	(720)	(650)	(1,534)
Operating cost base[2]	(7)	(95)	(95)	(102)	(181)
Income before nonoperating costs	**512**	**31**	**33**	**543**	**48**

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Private Clients and Asset Management

Private Clients and Asset Management's (PCAM) second quarter 2002 results were materially influenced by the disposal of most of our insurance subsidiaries to Zurich Financial Services, the acquisition of the Scudder asset management business and the acquisition of the RREEF real estate business. To facilitate comparison, we disclose the contribution of the sold insurance and related activities to PCAM's results separately. In the second quarter 2002, net revenues included gains on the disposal of these activities of € 515 million of which € 507 million were attributable to Personal Banking and € 8 million to Asset Management.

20

Asset Management

Asset Management

in € m.	Three months ended Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Portfolio/fund management	620	380	401	1,001	814
Insurance business	8	10	29	18	39
Other	41	33	25	73	105
Net revenues	**669**	**423**	**455**	**1,092**	**958**
Provision for loan losses	0	0	(13)	0	(14)
Provision for off-balance sheet positions	0	0	0	0	0
Provision for credit losses	**0**	**0**	**(13)**	**0**	**(14)**
Policyholder benefits and claims	(8)	(11)	(9)	(19)	(26)
Operating cost base[2]	(581)	(359)	(524)	(940)	(884)
Income before nonoperating costs	**80**	**53**	**(91)**	**133**	**34**
Average active equity	2,781	2,876	2,119	2,781	1,850
Adjusted return on average active equity in %[3]	12	7	(17)	10	4
Cost/income ratio in %[4]	88	88	117	88	95

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Asset Management recorded second quarter 2002 income before nonoperating costs of € 80 million compared to a loss of € 91 million in the second quarter 2001. Net revenues of € 669 million were up by € 214 million over the second quarter 2001, driven by the first-time consolidation of the Scudder and RREEF businesses, which accounted for over 90 % of the increase. Additionally, there were one-off revenues of € 8 million attributable to the disposal of our insurance and related activities. The operating cost base was € 581 million in the second quarter 2002 compared to € 524 million in the same period 2001. This growth was attributable to Scudder and RREEF, comparable to the increase in net revenues. Additionally, in the second quarter 2001, the operating cost base was negatively impacted by adjustments on the value of our real estate assets of approximately € 100 million. The remaining net decrease in the operating cost base reflected various cost savings spread throughout all the Asset Management businesses.

Private Banking

in € m.	Jun 30, 2002	Three months ended Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Portfolio/fund management	133	127	128	260	260
Advisory	175	186	216	361	482
Loan/deposit products	58	65	65	123	141
Transaction fees	3	4	5	8	9
Insurance business	6	(1)	0	5	4
Other	16	0	5	16	5
Net revenues	**391**	**381**	**419**	**773**	**901**
Provision for loan losses	(1)	1	(2)	0	(5)
Provision for off-balance sheet positions	0	0	0	0	0
Provision for credit losses	**(1)**	**1**	**(2)**	**0**	**(5)**
Operating cost base[2]	(340)	(343)	(368)	(684)	(710)
Income before nonoperating costs	**50**	**39**	**49**	**89**	**186**
Average active equity	378	382	402	378	419
Adjusted return on average active equity in %[3]	53	41	49	47	88
Cost/income ratio in %[4]	87	90	88	88	79

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Private Banking's income before nonoperating costs of € 50 million was essentially unchanged compared to the second quarter 2001. The decrease in net revenues from € 419 million to € 391 million was attributable to the ongoing weakness of the markets. This led to a drop in the value of invested assets and to reduced activities of our clients, both connected with lower commission revenues compared to the second quarter 2001. The decrease was partly offset by the first time inclusion of the Scudder Private Banking business in the second quarter 2002, which correspondingly increased the operating cost base compared to all historical comparative periods. Excluding this effect, the operating cost base came down by € 45 million over the second quarter 2001, reflecting measures taken to improve operating efficiency and to control discretionary spending.

22

Personal Banking

Personal Banking					
		Three months ended		Six months ended	
in € m.	Jun 30, 2002	Mar 31, 2002[1]	Jun 30, 2001[1]	Jun 30, 2002	Jun 30, 2001[1]
Portfolio/fund management	21	12	22	33	41
Advisory	136	155	132	290	253
Loan/deposit products	563	571	552	1,134	1,095
Transaction fees	143	141	148	284	301
Insurance business	61	784	872	846	1,811
Other	547	26	28	573	33
Net revenues	**1,471**	**1,689**	**1,754**	**3,160**	**3,534**
Provision for loan losses	(47)	(55)	(33)	(102)	(62)
Provision for off-balance sheet positions	(1)	0	0	(1)	0
Provision for credit losses	**(48)**	**(55)**	**(33)**	**(103)**	**(62)**
Policyholder benefits and claims	(21)	(630)	(720)	(651)	(1,535)
Operating cost base[2]	(772)	(879)	(1,004)	(1,651)	(1,948)
Income before nonoperating costs	**630**	**125**	**(3)**	**755**	**(11)**
Average active equity	1,444	1,387	1,690	1,444	1,722
Adjusted return on average active equity in %[3]	175	36	(1)	105	(1)
Cost/income ratio in %[4]	54	89	98	73	99
Additional information:					
Results of sold insurance and related activities					
Insurance business	25	755	848	780	1,763
Other	507	0	0	507	0
Net revenues	**532**	**755**	**848**	**1,287**	**1,763**
Policyholder benefits and claims	(21)	(629)	(720)	(650)	(1,534)
Operating cost base[2]	(7)	(95)	(95)	(102)	(181)
Income before nonoperating costs	**504**	**31**	**33**	**535**	**48**

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

In the following, we discuss Personal Banking's results excluding the sold insurance and related activities. Personal Banking recorded an income before nonoperating costs of € 126 million compared to a loss of € 36 million in the second quarter 2001. Net revenues in the second quarter 2002 of € 939 million were up by € 33 million over the same period 2001. The increase stemmed from improved revenues from loan products, advisory

23

products and insurance brokerage activities. Provision for credit losses increased by € 15 million, attributable to the worsening economic environment. The operating cost base came down from € 909 million in the second quarter 2001 to € 765 million in the same period 2002. The decrease was attributable to efficiency improvement and cost savings. In the second quarter 2002, reported net revenues included € 507 million from the disposal of our insurance and related activities.

Corporate Investments

Corporate Investments

in € m.	Jun 30, 2002	Three months ended Mar 31, 2002[1]	Jun 30, 2001[1]	Six months ended Jun 30, 2002	Jun 30, 2001[1]
Net revenues	**1,621**	**1,176**	**1,733**	**2,797**	**2,046**
Provision for loan losses	(37)	(48)	(56)	(85)	(89)
Provision for off-balance sheet positions	4	0	0	4	0
Provision for credit losses	**(33)**	**(48)**	**(56)**	**(81)**	**(89)**
Operating cost base[2]	(314)	(309)	(377)	(623)	(631)
Income before nonoperating costs	**1,274**	**819**	**1,300**	**2,093**	**1,326**
Average active equity	7,321	7,945	7,306	7,321	6,894
Adjusted return on average active equity in %[3]	70	41	71	57	38
Cost/income ratio in %[4]	19	26	22	22	31

[1] Restated.
[2] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[3] Income before nonoperating costs divided by average active equity. Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.
[4] Operating cost base and policyholder benefits and claims divided by net revenues.

Corporate Investments' (CI) income before nonoperating costs of € 1.3 billion in the second quarter 2002 was essentially unchanged compared to the same period 2001. Net revenues of € 1.6 billion included gross realized gains of € 2.0 billion from the sale of our remaining holdings in Munich Re and, to a lesser extent from our holdings in Allianz. There was a similar transaction on Munich Re in the same quarter last year, which contributed net revenues of € 1.1 billion. In the second quarter 2002, net revenues were impacted by write-downs on the value of a subsidiary held for sale of approximately € 300 million, write downs on alternative investments of approximately € 200 million (compared to approximately € 500 million in the second quarter 2001) and a valuation adjustment/equity pick-up on an equity investment of approximately € 300 million. The remaining decrease in net revenues compared to the second quarter 2001 was due to a one-off gain from the sale of a building in 2001, lower hedge gains and a decline of dividend income from our industrial holdings. The reduction in dividend income was mainly caused by the lower dividend rates paid on our industrial holding portfolio, which has itself been reduced over the last year. The decrease in provision for credit losses to € 33 million in the second quarter 2002 was mainly attributable to the North American financial services business. The operating cost base came down from € 377 million in the second quarter 2001 to € 314 million in the second quarter 2002. The reduction was primarily due to reduced spending for strategic initiatives, partly offset by an increase attributable to the consolidation of Center Parcs, a private equity investment, starting in the third quarter 2001.

Independent Accountants' Review Report

The Board of Managing Directors of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2002, the related statements of income for the three and six months then ended, and the statements of changes in shareholders' equity, and condensed cash flows for the six months then ended. These financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main,
July 30, 2002

26

Income Statement Deutsche Bank Group

Income Statement

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Net interest revenues	**2,334**	**2,807**	**4,059**	**4,746**
Provision for loan losses	588	221	858	333
Net interest revenues after provision for loan losses	**1,746**	**2,586**	**3,201**	**4,413**
Commissions and fees from fiduciary activities	1,073	898	1,915	1,811
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,188	1,201	2,305	2,514
Fees for other customer services	752	688	1,428	1,266
Insurance premiums	54	618	688	1,204
Trading revenues, net	974	1,054	2,373	3,378
Net gains on securities available for sale	1,912	1,138	2,950	1,304
Net loss from equity investments	(334)	(66)	(402)	(50)
Other revenues	184	151	368	291
Total noninterest revenues	**5,803**	**5,682**	**11,625**	**11,718**
Compensation and benefits	2,950	3,241	5,822	6,842
Net occupancy expense of premises	329	369	655	678
Furniture and equipment	56	84	114	173
IT costs	631	645	1,292	1,287
Agency and other professional service fees	157	305	358	622
Communication and data services	164	169	280	332
Policyholder benefits and claims	49	745	703	1,594
Other expenses	725	855	1,504	1,622
Goodwill amortization	–	214	–	428
Restructuring activities	265	–	605	–
Total noninterest expenses	**5,326**	**6,627**	**11,333**	**13,578**
Income before income tax expense and effects of accounting and tax rate changes	**2,223**	**1,641**	**3,493**	**2,553**
Income tax expense	150	57	156	345
Income after income tax expense and before effects of accounting and tax rate changes	**2,073**	**1,584**	**3,337**	**2,208**
Reversal of the credit recorded under U.S. GAAP for the change in German tax rates	1,869	750	2,573	785
Income before cumulative effect of accounting changes, net of tax	204	834	764	1,423
Cumulative effect of accounting changes, net of tax	–	–	37	(207)
Net income	204	834	801	1,216

27

Goodwill and other intangible assets – Adoption of SFAS 142

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Reported net income	**204**	**834**	**801**	**1,216**
Add back: goodwill amortization net of negative goodwill	–	212	–	367
Add back: equity method goodwill amortization	–	3	–	3
Add back: other intangible assets amortization	–	1	–	2
Adjusted net income	**204**	**1,050**	**801**	**1,588**

Earnings per share figures

in €	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax	0.33	1.34	1.22	2.30
Cumulative effect of accounting changes, net of tax	–	–	0.06	(0.34)
Reported net income	**0.33**	**1.34**	**1.28**	**1.96**
Add back: goodwill amortization net of negative goodwill	–	0.34	–	0.59
Add back: equity method goodwill amortization	–	–	–	0.01
Add back: other intangible assets amortization	–	–	–	–
Adjusted net income	**0.33**	**1.68**	**1.28**	**2.56**
Diluted				
Income before cumulative effect of accounting changes, net of tax	0.32	1.33	1.21	2.27
Cumulative effect of accounting changes, net of tax	–	–	0.06	(0.33)
Reported net income	**0.32**	**1.33**	**1.27**	**1.94**
Add back: goodwill amortization net of negative goodwill	–	0.34	–	0.59
Add back: equity method goodwill amortization	–	–	–	0.01
Add back: other intangible assets amortization	–	–	–	–
Adjusted net income	**0.32**	**1.67**	**1.27**	**2.54**

Balance Sheet Deutsche Bank Group

Assets

in € m.	Jun 30, 2002	Dec 31, 2001
Cash and due from banks	13,458	10,388
Interest-earning deposits with banks	42,413	37,986
Central bank funds sold	27	4
Securities purchased under resale agreements	93,844	103,681
Securities borrowed	46,251	40,318
Trading assets	314,336	293,653
Securities available for sale	46,589	71,666
Other investments	10,197	11,997
Loans, net	247,687	259,838
Premises and equipment, net	9,628	9,806
Intangible assets, net	10,336	8,947
Other assets related to insurance business	8,105	13,875
Due from customers on acceptances	494	553
Accrued interest receivable	5,221	5,907
Other assets	50,466	49,603
Total assets	**899,052**	**918,222**

Liabilities and Shareholders' Equity

in € m.	Jun 30, 2002	Dec 31, 2001
Noninterest-bearing deposits		
Domestic offices	21,143	22,244
Foreign offices	10,064	7,487
Interest-bearing deposits		
Domestic offices	97,751	96,659
Foreign offices	224,796	247,699
Total deposits	353,754	374,089
Trading liabilities	138,727	121,329
Securities sold under repurchase agreements	85,457	73,299
Securities loaned	10,945	7,620
Other short-term borrowings	31,433	28,548
Acceptances outstanding	497	553
Insurance policy claims and reserves	8,865	35,241
Accrued interest payable	6,164	7,423
Other liabilities	58,494	58,943
Long-term debt	163,383	166,908
Trust preferred securities	3,431	4,076
Total liabilities	**861,150**	**878,029**
Common shares, no par value, nominal value of € 2.56	1,592	1,591
Additional paid-in capital	11,238	11,253
Share awards	1,545	899
Retained earnings	22,547	22,619
Common shares in treasury, at cost	(32)	(479)
Accumulated other comprehensive income		
Net unrealized gains on securities available for sale, net of tax and other	1,191	3,419
Net unrealized gains (losses) on derivatives hedging variability of cash flows, net of tax	8	(1)
Foreign currency translation, net of tax	(187)	892
Total shareholders' equity	**37,902**	**40,193**
Total liabilities and shareholders' equity	**899,052**	**918,222**

Statement of Changes in Shareholders' Equity Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	Six months ended Jun 30, 2002	Jun 30, 2001
Common shares		
Balance, beginning of year	1,591	1,578
Common shares distributed under employee benefit plans	1	13
Issuance of common shares	–	–
Balance, end of period	1,592	1,591
Additional paid-in capital		
Balance, beginning of year	11,253	10,876
Common shares distributed under employee benefit plans	21	462
Issuance of common shares	–	–
Net losses on treasury shares sold	(88)	(6)
Other	52	–
Balance, end of period	11,238	11,332
Retained earnings		
Balance, beginning of year	22,619	23,331
Net income	801	1,216
Cash dividends declared and paid	(800)	(801)
Other	(73)	(43)
Balance, end of period	22,547	23,703
Common shares in treasury, at cost		
Balance, beginning of year	(479)	(119)
Purchases of shares	(19,316)	(25,511)
Sale of shares	19,752	25,431
Treasury shares distributed under employee benefit plans	11	28
Balance, end of period	(32)	(171)
Share awards – common shares issuable		
Balance, beginning of year	1,666	1,883
Deferred share awards granted, net	1,123	641
Deferred shares distributed	(32)	(165)
Balance, end of period	2,757	2,359
Share awards – deferred compensation		
Balance, beginning of year	(767)	(1,016)
Deferred share awards granted, net	(1,123)	(641)
Amortization of deferred compensation, net	678	882
Balance, end of period	(1,212)	(775)
Accumulated other comprehensive income		
Balance, beginning of year	4,310	7,150
Unrealized net losses on securities available for sale, net of tax and other	(2,228)	(595)
Unrealized net gains on derivatives hedging variability of cash flows, net of tax	9	2
Foreign currency translation, net of tax	(1,079)	630
Balance, end of period	1,012	7,187
Total shareholders' equity, end of period	**37,902**	**45,226**

Condensed Cash Flow Statement

Deutsche Bank Group

Condensed Cash Flow Statement		
	Six months ended	
in € m.	Jun 30, 2002	Jun 30, 2001
Cash and due from banks at end of previous year	**10,388**	**8,502**
Net cash provided by (used in) operating activities	246	(1,191)
Net cash provided by (used in) investing activities	2,558	(22,016)
Net cash provided by financing activities	610	31,864
Net effect of exchange rate changes on cash and due from banks	(344)	314
Cash and due from banks at end of period	**13,458**	**17,473**

31

Basis of Presentation

The accompanying financial statements as of June 30, 2002 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and condensed cash flows have been reflected. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The June 30, 2002 interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2001 Annual Report and Form 20-F.

The accompanying Deutsche Bank Group financial statements as of June 30, 2001 and for the three and six months then ended are also unaudited and were prepared by adjusting previously issued financial statements under International Accounting Standards (IAS) as of June 30, 2001 and for the three and six months then ended as follows:

- Principal timing and valuation differences between IAS and accounting principles generally accepted in the United States of America (U.S. GAAP) were allocated to the quarters as appropriate;
- Line items from the IAS statements were remapped to appropriately present the financial statements under U.S. GAAP.

These 2001 interim financial statements are being presented for comparative purposes. Management believes that these 2001 interim financial statements provide a reasonable basis for comparison with the 2002 interim financial statements. Certain prior period amounts have been reclassified to conform to the current presentation.

Reversal of the credit recorded under U.S. GAAP for the change in German tax rates

In our Income Statement for the six months ended June 30, 2002, we report Income after income tax expense and before effects of accounting and tax rate changes of € 3.3 billion. The effects of tax rate changes are reported separately in the Income Statement position Reversal of the credit recorded under U.S. GAAP for the change in German tax rates and for the first half-year 2002 amount to € 2.6 billion. These effects relate to the sale of our industrial shareholdings in the first half of 2002 and represent the reversal of the tax credit entries reported in the years 1999 and 2000 under U.S. GAAP for tax rate changes. They do not affect the bank's tax position vis-à-vis the tax authorities. We therefore recommend using Income after income tax expense and before effects of accounting and tax rate changes for the assessment of our after-tax performance. A detailed description of this accounting method required by U.S. GAAP is given on pages 114 to 116 of our form 20-F dated September 20, 2001, and on pages 54 to 55 of our annual report for 2001. We summarize this description below:

Securities held for investment purposes and to be sold later at a profit (except for debt securities to be held to maturity) have to be reported under U.S. GAAP as securities available for sale (afs). They include our industrial shareholdings, which have to be reported at market value.

The difference between the cost of securities available for sale and their market values is allocated to the shareholders' equity position Other Comprehensive Income (OCI) as an unrealized gain or unrealized loss with no impact on the Income Statement. At each balance sheet date, the changes in value due to market value fluctuations are credited or debited directly to the OCI account, i.e. they do not affect the Income Statement.

As long as the profits on the sale of securities available for sale are taxable, the unrealized gains (recorded in OCI) must be adjusted for the notional (deferred) tax burden attributable to them. This adjustment is also made with no impact on the Income Statement through the formation of a deferred tax liability with a corresponding debit to the shareholders' equity position OCI.

As at December 31, 1999 and December 31, 2000, Deutsche Bank reported the industrial shareholdings of DB Investor, which holds most of these industrial holdings, at the following values:

in € bn.	Dec 31, 1999	Dec 31, 2000
Market value	21.8	17.5
Cost	5.8	5.6
Unrealized gains in OCI	16.0	11.9
less deferred taxes in OCI	8.6	6.5
OCI net	**7.4**	**5.4**

The Tax Reform Act was enacted in October 2000 and stipulated that profits on the sale of shareholdings in German corporations were exempt from tax with effect from January 1, 2002. For our Consolidated Financial Statements for 2000, this meant that, owing to the abolition of the tax obligation, the respective deferred tax liability formed in connection with the unrealized gains had to be released. According to U.S. GAAP however, this release could not, in contrast to the procedure on formation, be effected through OCI with no impact on the Income Statement. On the contrary, the release had to be reported as a credit in the tax line of the Income Statement. This increased the after-tax income "artificially."

After sales of industrial shareholdings and market value changes in 2000, the industrial shareholdings were reported as at December 31, 2000 with the values shown in the table. The deferred tax liability on unrealized gains had to be released in the manner described above in the amount of € 6.5 billion.

As stated, the deferred tax liability was formed through OCI and reported as an offset to unrealized gains. The release of the deferred tax liability through the Income Statement means that, for the time being, the offset amount in OCI is not affected. It remains fixed in the amount at the date of the release of the deferred tax liability until such time as the securities are sold.

The sale of the industrial shareholdings has the following effects: the profit from the sale corresponding to the gross unrealized gain reported in the shareholders' equity position OCI is shown in revenues and pre-tax income. The aforementioned offset amount in OCI is to be reversed via the Income Statement as tax expense and thus reduces after-tax income.

In case of a decrease in the market value and a subsequent sale of the securities because the offset amount in OCI remains unchanged, such sale may even result in an after-tax loss being reported even though the profit from the sale is tax-exempt.

Clearly, neither the release of the deferred tax liability with an impact on the Income Statement nor the reversal of the offset amount in OCI with an impact on the Income Statement has an economic effect. They do not affect the bank's tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities; and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

The addition to retained earnings resulting from the initial release of the deferred tax liability (and also the unrealized gains and losses from securities available for sale and the offset amount in the shareholders' equity position OCI) are neither included in regulatory core capital nor in the calculation of our adjusted RoE. The entire procedure is a U.S. GAAP-specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the periods up to and including the period of the sale.

Impact of Changes in Accounting Principles

SFAS 141 and 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed on an ongoing basis.

Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. The annual goodwill amortization was € 871 million in 2001. Also, the Group recognized € 37 million, net of taxes, as a cumulative effect of change in accounting principle from the write-off of negative goodwill. The group has performed the required impairment tests of goodwill and other intangible assets with indefinite useful lives under SFAS 142 as of January 1, 2002. There was no impairment charge resulting from the adoption of SFAS 142.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The adoption of SFAS 144 did not have a material impact on the Group's consolidated financial statements.

Information on the Income Statement Deutsche Bank Group

Net interest revenues

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Interest revenues	9,239	14,687	19,287	28,085
Interest expense	6,905	11,880	15,228	23,339
Net interest revenues	**2,334**	**2,807**	**4,059**	**4,746**

Commissions and fee revenues

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Commissions and fees from fiduciary activities	**1,073**	**898**	**1,915**	**1,811**
Commissions for administration	167	168	313	331
Commissions for assets under management	882	741	1,566	1,442
Commissions for other securities business	24	(11)	36	38
Commissions, broker's fees, markups on securities underwriting and other securities activities	**1,188**	**1,201**	**2,305**	**2,514**
Underwriting and advisory fees	512	423	954	912
Brokerage fees	676	778	1,351	1,602
Fees for other customer services	**752**	**688**	**1,428**	**1,266**
Total commissions and fee revenues	**3,013**	**2,787**	**5,648**	**5,591**

Trading revenues, net

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Interest and credit trading	309	901	1,108	1,634
Equity trading	(255)	(116)	(426)	930
Foreign exchange, metal, commodity trading	377	260	774	675
Other trading*	543	9	917	139
Total	**974**	**1,054**	**2,373**	**3,378**

* Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

Net gains on securities available for sale

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Debt securities – gross realized gains	17	58	103	135
Debt securities – gross realized losses*	(70)	(31)	(160)	(101)
Equity securities – gross realized gains	2,044	1,296	3,379	1,605
Equity securities – gross realized losses*	(79)	(185)	(372)	(335)
Total	**1,912**	**1,138**	**2,950**	**1,304**

* Includes write-downs for other than temporary impairment.

Information on the Balance Sheet

Deutsche Bank Group

Trading assets

Trading assets

in € m.	Jun 30, 2002	Dec 31, 2001
Bonds and other fixed-income securities	177,978	150,698
Equity shares and other variable-yield securities	69,785	77,683
Positive market values from derivative financial instruments*	58,836	60,622
Other trading assets	7,737	4,650
Total	**314,336**	**293,653**

* Derivatives under master netting agreements are shown net.

Trading liabilities

Trading liabilities

in € m.	Jun 30, 2002	Dec 31, 2001
Bonds and other fixed-income securities	54,074	48,784
Equity shares and other variable-yield securities	26,346	18,346
Negative market values from derivative financial instruments*	58,307	54,199
Total	**138,727**	**121,329**

* Derivatives under master netting agreements are shown net.

Securities available for sale

Securities available for sale

	Jun 30, 2002				Dec 31, 2001			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	33,166	352	(247)	33,061	47,502	1,026	(416)	46,892
Equity securities	13,423	4,652	(190)	8,961	24,164	10,106	(763)	14,821
Total	**46,589**	**5,004**	**(437)**	**42,022**	**71,666**	**11,132**	**(1,179)**	**61,713**

Problem loans

Problem loans

	Jun 30, 2002			Dec 31, 2001		
in € bn.	Impaired loans	Non-performing homogenous loans	Total	Impaired loans	Non-performing homogenous loans	Total
Non-accrual loans	9.2	1.2	10.4	10.0	1.5	11.5
90 days past due and still accruing	0.5	0.3	0.8	0.5	0.4	0.9
Troubled debt restructurings	0.3	0.0	0.3	0.3	0.0	0.3
Total problem loans	**10.0**	**1.5**	**11.5***	**10.8**	**1.9**	**12.7**

* In addition to the categories above, we have identified a potential problem loan of € 0.7 billion which is collateralized.

Allowances for credit losses

Allowances for on-balance sheet positions

in € m.	Six months ended Jun 30, 2002	Jun 30, 2001
Balance, beginning of year	**5,585**	**6,745**
Provision for loan losses	858	333
Net charge-offs	**(1,350)**	**(383)**
Charge-offs	(1,387)	(410)
Recoveries	37	27
Allowance related to acquisitions/divestitures	(3)	(158)
Foreign currency translation	(207)	34
Balance, end of period	**4,883**	**6,571**

Allowances for off-balance sheet positions

in € m.	Six months ended Jun 30, 2002	Jun 30, 2001
Balance, beginning of year	**496**	**453**
Provision for credit losses on lending-related commitments	37	106
Net charge-offs	0	(6)
Allowance related to acquisitions/divestitures	0	(1)
Foreign currency translation	(8)	95
Balance, end of period	**525**	**647**

Other short-term borrowings

Other short-term borrowings

in € m.	Jun 30, 2002	Dec 31, 2001
Central bank funds purchased	9,473	8,076
Commercial paper	10,386	14,251
Other	11,574	6,221
Total	**31,433**	**28,548**

Long-term debt

Long-term debt in € m.	Jun 30, 2002	Dec 31, 2001
Senior debt		
Mortgage bonds		
Fixed rate	53,578	48,501
Floating rate	7,426	8,215
Other bonds and notes		
Fixed rate	60,004	59,773
Floating rate	31,794	39,167
Subordinated debt		
Bonds and notes		
Fixed rate	8,051	8,885
Floating rate	2,530	2,367
Total	**163,383**	**166,908**

Liability for restructuring activities

Restructuring activities in € m.	Total
As at Dec 31, 2001	**272**
Additions*	691
Utilization	173
Releases	0
Increases (reductions) due to exchange rate fluctuations	(36)
As at Jun 30, 2002	**754**

* Including effects from first-time consolidation.

39

Reconciliation of the Results of the Group Divisions to the Group

In the second quarter 2002, we have revised the format of our management reporting systems to reflect how management views its businesses and to reflect minor changes in the management responsibility for certain businesses.

The figures for the year 2001 have been restated for the changes in formats and management responsibility in order to make them comparable to 2002.

Reporting Format

The most significant changes are described below:

- "Provision for off-balance sheet positions" were previously reported under noninterest expenses. They are now reported separately.
- "Policyholder benefits and claims" were previously reported under noninterest expenses. They are now reported separately.
- "Operating cost base" was introduced, defined as noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest) and the above mentioned separately reported items (provision for off-balance sheet positions and policyholder benefits and claims).
- The key ratios "Adjusted return on average equity" and "Cost/income ratio" are now reported in our "Discussion of Results – Segment Results of Operations". The same holds true for the "Revenue components" which we now report on the level of the corporate divisions of PCAM and CIB.

Composition of segments

Management responsibility changed for the following significant businesses during the second quarter 2002:

- The non-european e-brokerage "maxblue" activities, which were previously reported within the Personal Banking Corporate Division were transferred to the Corporate Investments Group Division.
- Effects of significant acquisitions and divestitures on the segments:
  The disposal of most of our insurance subsidiaries affected both net revenues and noninterest expenses of our Personal Banking Corporate Division. The major part of the Scudder business was assigned to the Asset Management Corporate Division with a smaller part being reflected in the Private Banking Corporate Division. The RREEF business was completely assigned to the Asset Management Corporate Division.

Reconciliation of the results of the Group Divisions to the Group

in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Consolidation/ Adjustments	Total Group
Six months ended Jun 30, 2002					
Net revenues[2]	7,855	5,025	2,797	7	15,684
Provision for loan losses	(672)	(102)	(85)	1	(858)
Provision for off-balance sheet positions	(41)	(1)	4	1	(37)
Policyholder benefits and claims	0	(670)	0	(33)	(703)
Operating cost base[3]	(5,878)	(3,275)	(623)	71	(9,705)
Income before nonoperating costs	**1,264**	**977**	**2,093**	**47**	**4,381**
Nonoperating costs[1]	(492)	(350)	(7)	(39)	(888)
Income before income taxes[4]	**772**	**627**	**2,086**	**8**	**3,493**
Average active equity	16,464	4,603	7,321	3,221	31,609
Assets	717,455	102,486	112,445	(33,334)	899,052
Risk-weighted positions (BIS risk positions)	175,810	57,663	49,301	4,818	287,592
[1] Includes: Severance payments	(132)	(78)	(10)	(35)	(255)
Restructuring activities	(358)	(246)	(1)	0	(605)
Minority interest	(2)	(26)	4	(4)	(28)
Six months ended Jun 30, 2001 (restated)					
Net revenues[2]	9,489	5,393	2,046	(464)	16,464
Provision for loan losses	(158)	(81)	(89)	(5)	(333)
Provision for off-balance sheet positions	(106)	0	0	0	(106)
Policyholder benefits and claims	0	(1,561)	0	(33)	(1,594)
Operating cost base[3]	(7,173)	(3,542)	(631)	176	(11,170)
Income before nonoperating costs	**2,052**	**209**	**1,326**	**(326)**	**3,261**
Nonoperating costs[1]	(409)	(159)	(87)	(53)	(708)
Income before income taxes[4]	**1,643**	**50**	**1,239**	**(379)**	**2,553**
Average active equity	18,951	3,991	6,894	97	29,933
Assets (Dec 31, 2001)	677,580	123,722	120,950	(4,030)	918,222
Risk-weighted positions (BIS risk positions) (Dec 31, 2001)	187,946	56,231	56,202	4,700	305,079
[1] Includes: Goodwill amortization	(266)	(90)	(72)	0	(428)
Severance payments	(138)	(22)	(6)	(52)	(218)
Restructuring activities	0	0	0	0	0
Minority interest	(5)	(47)	(9)	(1)	(62)

[2] Net interest revenues and noninterest revenues.
[3] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[4] Before cumulative effect of accounting changes.

Reconciliation of the results of the Corporate Divisions to the Group Divisions

in € m.	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Private Clients and Asset Management: Asset Management	Private Clients and Asset Management: Private Banking	Private Clients and Asset Management: Personal Banking
Six months ended Jun 30, 2002					
Net revenues[2]	6,445	1,410	1,092	773	3,160
Provision for loan losses	(695)	23	0	0	(102)
Provision for off-balance sheet positions	(22)	(19)	0	0	(1)
Policyholder benefits and claims	0	0	(19)	0	(651)
Operating cost base[3]	(4,725)	(1,153)	(940)	(684)	(1,651)
Income before nonoperating costs	**1,003**	**261**	**133**	**89**	**755**
Nonoperating costs[1]	(443)	(49)	(49)	(36)	(265)
Income before income taxes[4]	**560**	**212**	**84**	**53**	**490**
Average active equity	14,314	2,150	2,781	378	1,444
Assets[5]	695,167	27,834	22,567	14,275	67,539
Risk-weighted positions (BIS risk positions)	158,363	17,447	7,028	7,786	42,849
[1] Includes: Severance payments	(116)	(16)	(30)	(9)	(39)
Restructuring activities	(324)	(34)	(2)	(27)	(217)
Minority interest	(3)	1	(17)	0	(9)
Six months ended Jun 30, 2001 (restated)					
Net revenues[2]	7,932	1,557	958	901	3,534
Provision for loan losses	(160)	2	(14)	(5)	(62)
Provision for off-balance sheet positions	(130)	24	0	0	0
Policyholder benefits and claims	0	0	(26)	0	(1,535)
Operating cost base[3]	(5,966)	(1,207)	(884)	(710)	(1,948)
Income before nonoperating costs	**1,676**	**376**	**34**	**186**	**(11)**
Nonoperating costs[1]	(355)	(54)	(94)	(18)	(47)
Income before income taxes[4]	**1,321**	**322**	**(60)**	**168**	**(58)**
Average active equity	16,129	2,822	1,850	419	1,722
Assets[5] (Dec 31, 2001)	663,716	24,708	20,601	12,469	91,509
Risk-weighted positions (BIS risk positions) (Dec 31, 2001)	168,884	19,062	5,890	8,476	41,865
[1] Includes: Goodwill amortization	(233)	(33)	(62)	(13)	(15)
Severance payments	(119)	(19)	(6)	(4)	(12)
Restructuring activities	0	0	0	0	0
Minority interest	(3)	(2)	(26)	(1)	(20)

[2] Net interest revenues and noninterest revenues.
[3] Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.
[4] Before cumulative effect of accounting changes.
[5] Consolidation items between corporate divisions are included at the group division level CIB and PCAM.

Financial instruments with off-balance sheet credit risk

Financial instruments with off-balance sheet credit risk

in € m.	Jun 30, 2002	Dec 31, 2001
Commitments to extend credit		
Fixed rates	21,338	23,197
Variable rates	88,771	97,532
Guarantees, standby letters of credit and similar arrangements*	37,704	42,402

* Includes commitments to extend guarantees and letters of credit of € 2.8 billion and € 3.2 billion at June 30, 2002 and December 31, 2001, respectively.

Value-at-risk

Group value-at-risk by risk category[1]

in € m.	Value-at-risk total[2] 2002	Value-at-risk total[2] 2001	Interest rate risk 2002	Interest rate risk 2001	Equity price risk 2002	Equity price risk 2001	Commodity price risk 2002	Commodity price risk 2001	Foreign exchange risk 2002	Foreign exchange risk 2001
Value-at-risk[3]	38.91	41.58	33.87	36.07	19.10	20.09	5.51	3.52	4.56	3.55
Minimum value-at-risk[4]	28.93	29.36	24.68	24.15	16.20	11.67	2.28	1.78	3.36	3.02
Maximum value-at-risk[4]	88.92	54.21	54.22	48.54	89.26	35.04	8.19	7.60	17.63	16.27
Average value-at-risk[4]	43.95	43.11	35.80	37.36	28.93	19.89	5.01	3.21	6.44	6.08

[1] All figures for 1-day holding period; 99 % confidence level.
[2] Figures for 2002 based on full correlation, prior year total based on zero correlation. (Zero correlated group value-at-risk as at June 30, 2002: € 39.78 million.)
[3] All figures for 2001 as at December 31, 2001; figures for 2002 as at June 30, 2002.
[4] Amounts refer to the time period January 1 – June 30, 2002 and to the year 2001, respectively.

Comprehensive Income

Comprehensive Income

in € m.	Three months ended Jun 30, 2002	Three months ended Jun 30, 2001	Six months ended Jun 30, 2002	Six months ended Jun 30, 2001
Net income	204	834	801	1,216
Other comprehensive income (loss)	(3,587)	92	(3,298)	37
Comprehensive income	**(3,383)**	**926**	**(2,497)**	**1,253**

Capital according to BIS

Capital according to BIS in € m.	Jun 30, 2002	Dec 31, 2001
Tier I		
Common shares	1,592	1,591
Additional paid-in capital	11,238	11,253
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, share awards	23,873	23,931
Minority interests	1,146	958
Noncumulative trust preferred securities	2,367	2,593
Other (equity contributed by silent partners)	717	811
Items deducted (principally goodwill, intangible assets and tax effect of available for sale securities)	(14,176)	(16,334)
Total	**26,757**	**24,803**
Tier II		
Unrealized gains on listed securities (45% eligible)	2,013	4,170
General allowances for loan losses	415	479
Cumulative preferred securities, participatory capital	1,771	2,190
Subordinated liabilities, if eligible according to BIS	5,961	5,416
Total	**10,160**	**12,255**
Total regulatory capital*	**36,917**	**37,058**

* Currently we do not have Tier III capital components.

BIS risk position and capital ratios in € m.	Jun 30, 2002	Dec 31, 2001
BIS risk position*	287,592	305,079
BIS capital ratio (Tier I + II)	12.8 %	12.1 %
BIS core capital ratio (Tier I)	9.3 %	8.1 %

* Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 6.0 billion (2001: € 8.0 billion).

Group Quarterly Record

Balance sheet in € m.	Three months ended Jun 30, 2002	Mar 31, 2002
Total assets	899,052	950,499
Total liabilities	861,150	908,608
Total shareholders' equity	37,902	41,891
Tier I risk-based capital (BIS)	26,757	27,190
Total risk-based capital (BIS)	36,917	40,163
Income Statement in € m.		
Net interest revenues	2,334	1,725
Provision for loan losses	588	270
Commissions and fee revenues	3,013	2,635
Trading revenues, net	974	1,399
Other noninterest revenues	1,816	1,788
Total net revenues	**7,549**	**7,277**
Compensation and benefits	2,950	2,872
Goodwill amortization	–	–
Restructuring activities	265	340
Other noninterest expenses	2,111	2,795
Total noninterest expenses	**5,326**	**6,007**
Income before income tax expense (benefit) and effects of accounting and tax rate changes	**2,223**	**1,270**
Income tax expense (benefit)	150	6
Income after income tax expense (benefit) and before effects of accounting and tax rate changes	**2,073**	**1,264**
Reversal of the credit recorded under U.S. GAAP for the change in German tax rates	1,869	704
Income before cumulative effect of accounting changes, net of tax	204	560
Cumulative effect of accounting changes, net of tax	–	37
Net income	204	597
Add back: goodwill amortization net of negative goodwill	–	–
Add back: equity method goodwill amortization	–	–
Add back: other intangible assets amortization	–	–
Adjusted net income	204	597
Key figures		
Basic earnings per share	€ 0.33	€ 0.95
Modified basic earnings per share[1]	€ 3.31	€ 2.02
Return on average total shareholders' equity[2]	2.0 %	5.9 %
Adjusted return on average active equity[1,3]	25.6 %	16.4 %
Cost/income ratio[4]	65.5 %	79.6 %
Adjusted cost/income ratio[5]	62.2 %	75.1 %
BIS capital ratio	12.8 %	13.2 %
Employees (full time equivalents)	84,455	84,836

[1] Net income used to calculate modified basic earnings per share is adjusted for the effect of German tax law changes, for the effect of accounting changes, and in addition in 2001 adjusted for amortization of goodwill and other intangible assets.
[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.
[3] Regarding our definition of active equity, see footnote 3 on cover page of this Interim Report.

45

Dec 31, 2001	Sep 30, 2001	Jun 30, 2001	Mar 31, 2001
918,222	924,100	951,026	991,149
878,029	885,942	905,800	946,319
40,193	38,158	45,226	44,830
24,803	26,027	26,833	24,894
37,058	37,609	41,461	39,905
2,118	1,756	2,807	1,939
556	135	221	112
2,655	2,481	2,787	2,804
660	1,993	1,054	2,324
1,103	311	1,841	908
5,980	**6,406**	**8,268**	**7,863**
3,563	2,955	3,241	3,601
218	225	214	214
294	–	–	–
3,018	2,863	3,172	3,136
7,093	**6,043**	**6,627**	**6,951**
(1,113)	**363**	**1,641**	**912**
(245)	334	57	288
(868)	**29**	**1,584**	**624**
176	34	750	35
(1,044)	(5)	834	589
–	–	–	(207)
(1,044)	(5)	834	382
192	225	212	155
12	3	3	0
4	1	1	1
(836)	224	1,050	538
€ (1.69)	€ (0.01)	€ 1.34	€ 0.62
€ (1.07)	€ 0.42	€ 2.89	€ 1.26
(8.6) %	2.1 %	9.6 %	4.9 %
(8.1) %	3.3 %	24.1 %	10.5 %
105.3 %	88.9 %	75.5 %	85.1 %
100.8 %	88.9 %	75.5 %	85.1 %
12.1 %	12.4 %	13.2 %	12.4 %
86,524	88,255	89,307	89,381

[4] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues, and in addition in 2001 adjusted for amortization of goodwill and other intangible assets.

[5] Total noninterest expenses (excluding amortization of goodwill and other intangible assets and restructuring activities) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill).

46

Group Executive Committee

Josef Ackermann*
born 1948,
Board member since 1996.
Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee. Also responsible for Corporate Development, Corporate Communications, Economics and provisionally Treasury.



Clemens Börsig*
born 1948,
Board member since 2001.
Chief Financial Officer, responsible for Controlling, Tax and Investor Relations. Provisionally as Chief Risk Officer responsible for Risk Management and Corporate Security.



Michael Cohrs
born 1956,
Global Head of Corporate Finance.





Anshu Jain
born 1963,
Global Head of Global Markets.



Hermann-Josef Lamberti*
born 1956,
Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.



Kevin Parker
born 1959,
Global Head of Global Equities.

* Member of the Board of Managing Directors of Deutsche Bank AG.

Tessen von Heydebreck*
born 1945,
Board member since 1994.
Chief Administrative Officer,
responsible for Human Resources,
Legal, Compliance and Audit.



Tom Hughes
born 1957,
Global Head of Asset Management.



Jürgen Fitschen
born 1948,
Global Head of Global Transaction
Banking and Relationship Management
Germany.





Pierre de Weck
born 1950,
Global Head of Private Wealth
Management.



Ted Virtue
born 1960,
Global Head of Corporate
Investments.



Herbert Walter
born 1953,
Global Head of Private
and Business Clients.

Supervisory Board

Supervisory Board

Hilmar Kopper
Chairman until May 22, 2002,
Frankfurt am Main

Dr. Rolf-E. Breuer
Chairman from May 22, 2002,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson
Deutsche Bank 24 AG,
Berlin

Dr. rer. oec. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens Aktiengesellschaft,
Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank 24 AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary
of Unified Services Union,
Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG,
Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG,
Essen

Adolf Kracht
Consultant,
Munich

**Professor Dr.-Ing. E. h.
Berthold Leibinger**
Chairman of the Board of Management
of TRUMPF GmbH + Co. KG,
Ditzingen

Margret Mönig-Raane*
Vice President of
Unified Services Union,
Berlin

Dr. Michael Otto
Chairman of the Board of Management
of Otto-Versand (GmbH & Co.),
Hamburg

Klaus Schwedler*
GTG Gesellschaft für Technisches
Gebäudemanagement mbH,
Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board of
Management of Robert Bosch GmbH,
Stuttgart

**Michael Freiherr Truchseß
von Wetzhausen***
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG,
Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory Board
and the Shareholders' Committee
of Henkel KGaA,
Düsseldorf

* elected by the staff

49

Committees

Chairman's Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Lothar Wacker*

Mediation Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*

Audit Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
– Chairman since May 22, 2002
Dr. Rolf-E. Breuer from May 22, 2002
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn* from January 30, 2002
Michael Freiherr Truchseß
von Wetzhausen*

Credit and Market Risk Committee
Hilmar Kopper until May 22, 2002
– Chairman
Dr. Rolf-E. Breuer from May 22, 2002
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

50

Impressum

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 910-00
e-mail: deutsche.bank@db.com

Investor Relations:
Telephone: +49 69 910-38080
e-mail: db.ir@db.com
Internet: www.deutsche-bank.com/ir

Interim Report on the Internet:
www.deutsche-bank.com/q2

Photos

Frank Bauer, London:
page 40
Harry Borden, London:
page 41
Wolfgang von Brauchitsch, Bonn:
page 40
Richard Harris, London:
page 41
Andreas Pohlmann, Munich:
pages 40, 41
Gary Spector, New York:
pages 40, 41
Andreas Teichmann, Essen:
page 41

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2002 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

51

Financial Calendar for 2002/2003

October 31, 2002	Interim Report as at September 30, 2002
February 7, 2003	Publication of figures for the 2002 financial year
April 30, 2003	Interim Report as at March 31, 2003
June 10, 2003	**General Meeting in the Festhalle, Frankfurt am Main (Exhibition Centre)**
June 11, 2003	Dividend payment
July 31, 2003	Interim Report as at June 30, 2003
October 30, 2003	Interim Report as at September 30, 2003

Deutsche Bank

003 83304 37 · 07/02

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: August 1, 2002

By: ______________________
Name: Hans-Dirk Krekeler
Title: Global Co-Head of Legal

By: ______________________
Name: Anthony Di Iorio
Title: Group Controller